RETALIX LTD.

                                      PROXY

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.


    The undersigned hereby appoints Barry Shaked, Chief Executive Officer, and Hugo Goldman, Chief Financial Officer, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares in Retalix Ltd. (the "Company") which the undersigned is entitled to vote at the Annual General Meeting of the Company (the "Meeting") to be held at the offices of the Company, 10 Zarhin Street, Ra'anana, Israel, on December 27, 2007 at 10:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of the Company and Proxy Statement relating to the Meeting.





    This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.





                (Continued and to be signed on the reverse side)

    PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE |X|

            1.    To re-elect Barry Shaked to the Board of Directors.

                  [ ]  FOR       [ ]  AGAINST           [ ]  ABSTAIN

                   To re-elect Brian Cooper to the Board of Directors.

                  [ ]  FOR       [ ]  AGAINST           [ ]  ABSTAIN


                  To re-elect Sigal Hoffman to the Board of Directors.

                  [ ]  FOR        [ ]  AGAINST          [ ]  ABSTAIN


                  To re-elect Ian O'Reilly to the Board of Directors.

                  [ ]  FOR        [ ]  AGAINST          [ ]  ABSTAIN

                  To re-elect Amnon Lipkin-Shahak to the Board of Directors.

                  [ ] FOR         [ ] AGAINST           [ ]  ABSTAIN


           2. (a) To approve Barry Shaked's continued service as both our Chairman and Chief Executive Officer for a period of up to three years.

                  [ ]  FOR          [ ]  AGAINST        [ ]  ABSTAIN


                  (b) That if the foregoing resolution No. 2(a) is not approved, to approve Barry Shaked's continuing service as our Chairman of the Board on a full-time basis for the same compensation he currently receives from the Company.

                 [ ]  FOR           [ ]  AGAINST       [ ]  ABSTAIN


                  (c) That if for any reason Mr. Shaked would only serve as our Chairman of the Board and would dedicate half of his business hours to the affairs of the Company, he be entitled to receive half of each component of his current compensation.

                  [ ]  FOR          [ ]  AGAINST       [ ]  ABSTAIN


                  (d) To authorize the change, at Mr. Shaked's request, in form of the options Mr. Shaked is entitled to be granted each January 1 to purchase up to 1% of the Company's outstanding shares in whole or in part to restricted share units with similar terms, provided that the cost to the Company of such restricted share units is no greater than the cost to the Company of the options to which Mr. Shaked is currently entitled.

                  [ ]  FOR          [ ]  AGAINST        [ ] ABSTAIN


           3. To amend the Amended and Restated Articles of Association of the Company to remove the Company's ability to exempt office holders from their duty of care towards the Company.


                  [ ]  FOR          [ ]  AGAINST        [ ]  ABSTAIN


           4.     To approve the payment of fees to our independent directors.


                  [ ]  FOR          [ ] AGAINST         [ ]  ABSTAIN


           5. To approve a liability insurance policy in favor of our directors.


                 [ ]  FOR           [ ]  AGAINST        [ ]  ABSTAIN


           6. To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors until the next annual general meeting of shareholders, and to authorize the Board of Directors to fix their remuneration in accordance with the volume and nature of their services.


                  [ ]  FOR          [ ]  AGAINST         [ ]  ABSTAIN




   In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.


   The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Annual General Meeting.




  _______________ Date: _______ ______________________________
    SIGNATURE                      SIGNATURE (if held jointly)

Date____________, 2007


Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.